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                               EXHIBIT 99.(a)(18)

                     FORM OF LETTER FROM GLOBAL STOCK PLANS



Thank you for writing to Global Stock Plans.

Due to the Lucent Exchange Offer announced April 22, 2002, Global Stock Plans cannot respond to any employee questions about stock options or the offer.

Information about the offer is documented on the following web site:

                                [web site link]

You can direct your questions about stock options and the offer to the Lucent Exchange Offer Support Center:

          Via email at: lucentexchange@hewitt.com
          Via phone at:    877 843-9488 in the US
                        +1 847 883-0830 outside the US

If your question is about the Lucent Employee Stock Purchase Plan (ESPP) please expect a delayed response from Global Stock Plans.